SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-1)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FORD MOTOR COMPANY

(Name of Subject Company (Issuer))

TRACINDA CORPORATION

(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

Richard E. Sobelle, Esq.

Tracinda Corporation

150 South Rodeo Drive, Suite 250

Beverly Hills, California 90212

(310) 271-0638

Copy to:

Janet S. McCloud, Esq.

Christensen, Glaser, Fink,

Jacobs, Weil &Shapiro, LLC

10250 Constellation Blvd., 19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting ee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $	Filing Party:

Form or Registration Number:	Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Tracinda Announces Tender Offer for 20,000,000 Shares of Common Stock of Ford Motor Company

Source: Business Wire

Date: April 28, 2008

Business Editors

LOS ANGELES—(BUSINESS WIRE)—April 28, 2008—Tracinda Corporation today announced that it intends to make a cash tender offer for up to 20,000,000 shares of common stock of Ford Motor Company (NYSE: F) at a price of $8.50 per share. The offer price represents a 13.3% premium over Ford’s closing stock price of $7.50 on April 25, 2008 and a 38.7% premium over Ford’s closing stock price on April 2, 2008, the day upon which Tracinda began accumulating shares in the company.

The shares to be purchased pursuant to the offer represent approximately 1% of the outstanding shares of Ford Motor Company common stock. Tracinda Corporation, of which Kirk Kerkorian is the sole shareholder, currently owns 100,000,000 shares of Ford common stock, which represents approximately 4.7% of the outstanding shares. Tracinda’s average cost for such shares is approximately $6.91 per share. Upon completion of the offer, Tracinda would beneficially own 120,000,000 shares of Ford common stock, or approximately 5.6% of the outstanding shares.

Tracinda has been following Ford closely since the company released its fourth quarter 2007 results which indicated that Ford’s management was starting to achieve highly meaningful traction in its turnaround efforts. Last week this was reinforced by Ford’s first quarter 2008 results, achieved despite the difficult U.S. economic environment. Tracinda believes that Ford management under the leadership of Chief Executive Officer Alan Mulally will continue to show significant improvements in its results going forward.

Once the tender offer is commenced, offering materials will be mailed to Ford stockholders and filed with the Securities and Exchange Commission. Ford stockholders are urged to read the offering materials when they become available because they will contain important information.

The tender offer will be subject to customary conditions for transactions of this type, including expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Tracinda’s offer will not be subject to financing.

THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. TRACINDA HAS NOT YET COMMENCED THE TENDER OFFER DESCRIBED HEREIN. THE TENDER OFFER WILL BE MADE ONLY THROUGH AN OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT OF TRACINDA AND THE RELATED LETTER OF TRANSMITTAL WHEN SUCH DOCUMENTS ARE FILED AND BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER STATEMENT WILL BE FILED BY TRACINDA WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”). INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THIS STATEMENT (WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC’S WEB SITE AT: HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO TRACINDA.

Abernathy MacGregor Group

Winnie Lerner / Tom Johnson, 212-371-5999

State Keywords: California

Industry Keywords: Professional Services; Finance; Other Professional Services

Source: Tracinda Corporation

BWviaNewsEdge

:TICKER: F

Copyright (c) 2008 Business Wire

Received By NewsEDGE/LAN:Mon Apr 28 07:01:16 2008